Tyson Growth

Positioning Tyson Foods for the Future

The Hillshire Brands Company


Donnie
Tyson

Donnie Smith
President and CEO

It's our time! Today we announced that we have submitted a binding offer to acquire all outstanding shares of The Hillshire Brands Company, subject to Hillshire being released from its existing agreement to acquire Pinnacle Foods, Hillshire accepting our offer, and Hillshire shareholder acceptance. It's a great business run by talented people that complements our business and would present an immediate boost to our Prepared Foods segment. A copy of the news release is attached.

You'll read in the release that we expect to realize synergies in excess of $300 million. This will be driven mostly by operational efficiencies, purchasing, distribution, supply chain efficiencies, raw material utilization and, of course, through the combination of talented sales and marketing teams from both companies.

As I've said before, we may not have all the answers to your questions just yet, so please be patient and stay focused as we work through this process. Like we did a couple of weeks ago, I want to meet with you personally to tell you a little more about our vision, so **please join me if you can in the Corporate Auditorium in Springdale, the Dakota Dunes Conference Center, or live webcast at 2 p.m.**

I want to remind you that if you choose to share our news release or any other news stories about our company through your personal social media channels, you must always disclose you work for Tyson Foods by using the #tysonemployee hashtag.

We'll be talking with analysts this morning at 8:30 a.m.Eastern (7:30 a.m. Central). The conference call is available via webcast at http://ir.tyson.com. Listen in if you can at 2 p.m.!

Thanks, ? onnie ? mith President and CEO A? ? ITIO? AL I? FO? ? ATIO? A? ? WHE? E TO FI? ? IT The tender offer (the ?Offer?) has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of the common stock of The Hillshire Brands Company (?Hillshire?) or any other securities. On the commencement date of any Offer, a tender offer statement on ? chedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the ? nited ? tates ? ecurities and Exchange Commission (the ?? EC?) by Tyson Foods, Inc. (?Tyson?) and H? B Holdings, Inc., a wholly owned subsidiary of Tyson, and a solicitation/recommendation statement on ? chedule ??? ? will be filed with the ? EC by Hillshire. The offer to purchase shares of Hillshire common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the ? EC by Tyson as part of its ? chedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the ? EC at the website maintained by the ? EC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement. © 2014 Tyson Foods, Inc. Tyson is a registered trademark of Tyson Foods, Inc. For internal distribution only. This email and any files transmitted with it are confidential and intended solely for the use of the addressee. If you are not the intended addressee, then you have received this email in error and any use, dissemination, forwarding, printing, or copying of this email is strictly prohibited. Please notify us immediately of your unintended receipt by reply and then delete this email and your reply. Tyson Foods, Inc. and its subsidiaries and affiliates will not be held liable to any person resulting from the unintended or unauthorized use of any information contained in this email or as a result of any additions or deletions of information originally contained in this email.